                                                                       EXHIBIT 9



                                         March 7, 1999



Allied Waste Industries, Inc.
15880 North Greenway-Hayden Loop
Scottsdale, Arizona 85260

Ladies and Gentlemen:

          Reference is made to (a) the letter agreement dated the date hereof (the "Commitment Letter") among you (the "Company"), Apollo Management IV LP ("Apollo"), Blackstone Capital Partners III Merchant Banking Fund L.P. ("Blackstone") and certain non-Apollo/Blackstone-affiliated investors, pursuant to which Apollo and Blackstone and such other investors have severally agreed to purchase shares (the "Additional Shares") of the Company's convertible preferred stock (having the terms described therein) in connection with the Company's acquisition (the "Acquisition") of the corporation referred to as Blue (the "Target"), (b) the Amended and Restated Shareholders Agreement, dated as of April 21, 1997 (the "Shareholders Agreement"), by and between the Company, on the one hand, and certain affiliates of Apollo (collectively, the "Apollo Funds") and certain affiliates of Blackstone (collectively, the "Blackstone Funds"), on the other hand, and (c) the Registration Rights Agreement, dated as of April 21, 1997 (the "Registration Rights Agreement"), by and between the Company, on the one hand, and the Apollo Funds and the Blackstone Funds, on the other hand. Capitalized terms used but not defined herein shall have the meanings set forth in the Shareholders Agreement.

          In consideration of the execution and delivery by Apollo, Blackstone and the non-Apollo/Blackstone-affiliated investors of the Commitment Letter, the Company hereby agrees with Apollo, the Apollo Funds, Blackstone, the Blackstone Funds and such other investors as follows:

          1.  Waiver of Standstill Provisions.  The Company waives any breach by
              -------------------------------
the Shareholders of Article 2 of the Shareholders Agreement to the extent such breach relates to the Additional Shares to be acquired pursuant to the Commitment Letter (including the shares into which the Additional Shares are convertible) or the matters covered by this letter agreement.

          2.  Amendment of Shareholders Agreement.  The Company, the
              -----------------------------------
Shareholders, Apollo and Blackstone agree that, concurrent with the execution and delivery of a definitive purchase agreement with respect to the Additional Shares, they (together with any additional designees of Apollo or Blackstone who purchase any Additional Shares) will enter into a Second Amended and Restated Shareholders Agreement substantially identical to the Shareholders Agreement but reflecting the modifications described below. The effectiveness of such amendment will be conditioned on issuance of the Additional Shares to Apollo, Blackstone and any of their designees as contemplated by the Commitment Letter. All of the purchasers of the Additional Shares will be Shareholders for purposes of such amended

Shareholders Agreement, except as specified below. The Company represents that this letter agreement and the amendments to the Shareholders Agreement contemplated hereby have been approved by a majority of the directors of the Company other than the Shareholder Designees.

          (a)  Definitions.
               -----------

          (i) For purposes of the definitions of "Actual Voting Power" and "Voting Securities" and other defined terms in which such terms appear, the Additional Shares and the shares of Junior Preferred Stock (as described in Exhibit C to the Commitment Letter) into which Additional Shares are converted shall be deemed from the date of issuance thereof to be shares then entitled to vote for the general election of directors, notwithstanding that such shares may not then possess such power due to the absence of the Stockholders Approval (as defined in Exhibit C to the Commitment Letter) or otherwise. Each Additional Share will be deemed at each date of determination to have the number of votes that would be represented by the number of shares of Common Stock into which such Additional Share would otherwise then be convertible. Each share of Junior Preferred Stock will be deemed at each date of determination to have the number of votes that would otherwise be represented by the number of shares of Common Stock in lieu of whose issuance such share of Junior Preferred Stock is issued.

          (ii) For purposes of all calculations throughout the amended Shareholders Agreement concerning Share ownership and percentage interests, the Additional Shares acquired by investors other than Apollo and Blackstone and their affiliates shall be disregarded, provided, that for
                                                           --------
     purposes of the proviso contained in subclause (D) of clause (ii) of
     Section 3.1(b), Additional Shares (including the shares into which they are converted) that are held by all the Shareholders will be included.

          (b)  Representations and Warranties.  The representations and
               ------------------------------
warranties in Article 1 shall be restated, with appropriate modifications as warranted by the circumstances. The accuracy of representations and warranties in the Shareholders Agreement shall not serve as conditions to closing under the purchase agreement.

          (c)  Standstill.
               ----------

          (i) Clause (A) of Section 2.1 will refer to the tenth anniversary of the issuance of the Additional Shares. In subclause (ii) of clause (B) of
     Section 2.1, the following language will be added: "; PROVIDED, that the Shareholders at such time are entitled to designate not more than one director pursuant to Article 3".

          (ii) Subparagraph (iv) of Section 2.1 will be modified to make clear that the Shareholders can participate in any election contest to the extent it relates to the solicitation of proxies to elect Shareholder Designees and Unaffiliated Directors nominated by the Nominating Committee (as such terms are defined in the Shareholders Agreement) in the circumstance where there is a competing slate of nominees in respect of which proxies are being solicited.

          (iii) The Company will consider in good faith appropriate carve-outs from the standstill provisions as they would otherwise apply to customary investment banking and brokerage activities of Shareholders' affiliates.

          (d)  Board Representation and Voting.
               -------------------------------

          (i) The director designation rights contained in Article 3 will be vested exclusively in the Apollo/Blackstone-affiliated Shareholders and their respective Related Transferees.

          (ii) Section 3.1(a) will refer to the tenth anniversary of the issuance of the Additional Shares. During the Shareholder Designee Period, the Board of Directors will consist of no more than 13 directors. The additional two directors will be designated exclusively by the Nominating Committee in accordance with the procedures set forth in the Shareholders Agreement.

          (iii) Section 3.1(b) will refer to the Company's obligation to support the nomination and election of the persons specified in clauses
                            ------------
     (i), (ii) and (iii) of such Section.

          (iv) Subclauses (A) through (D) of clause (ii) of Section 3.1(b) will be modified to reflect the following matrix:


         % of Shares Owned         # of Shareholder Designees
         -----------------         --------------------------

           80%  -  100.0%                       5

           60%  -   79.9%                       4

           40%  -   59.9%                       3

           20%  -   39.9%                       2

           10%  -   19.9%                       1

           0%   -    9.9%                       0


     For purposes of such matrix, "Shares" will be deemed to include the TPG Group Block, the Laidlaw Block and the Additional Shares (calculated on an as converted basis).

          (v) The proviso contained in subclause (D) of clause (ii) of Section 3.1(b) will be modified, such that the number of Shareholder Designees will be reduced to three (even if the above matrix would otherwise call for a greater number) if the Shareholders are diluted below the 9% threshold referred to therein.

          (vi) The Company will provide those Investors whose designees are not on the board of directors such access to information and opportunity for consultation with the Company as will enable such Investors to comply with venture capital operating company requirements.

          (vii) The Company's bylaws will be amended as appropriate to reflect the changes described herein.

          (e)  Transfer Restrictions.  The transfer restrictions of Article 4 of
               ---------------------
the amended Shareholders Agreement will apply to the Additional Shares and the shares into which they are converted, except that paragraphs (a), (b), (c) and
(d) will refer to the first anniversary of the date of issuance of the Additional Shares.

          3.  Amendment of Registration Rights Agreement.    The Company, the
              ------------------------------------------
Shareholders, Apollo and Blackstone agree that, concurrent with the execution and delivery of a definitive purchase agreement with respect to the Additional Shares, they (together with any additional designees of Apollo or Blackstone who purchase any Additional Shares) will enter into an Amended and Restated Registration Rights Agreement substantially identical to the Registration Rights Agreement but reflecting the following modifications. The effectiveness of such amendment will be conditioned on issuance of the Additional Shares to Apollo, Blackstone and any of their designees as contemplated by the Commitment Letter. The Company represents that the amendments to the Registration Rights Agreement contemplated hereby have been approved by a majority of the directors of the Company other than the Shareholder Designees.

          (a) Appropriate modifications will be made to reflect that the Registrable Securities (as defined in the Registration Rights Agreement) also include the Additional Shares and the securities into which they may be converted.

          (b) There will be a total of nine (as opposed to the current three) demand registrations, which will be vested exclusively in the Apollo/Blackstone-affiliated Shareholders and their Related Transferees.

          (c) Clause (y) of Section 2.3(c) will refer to six months rather than twelve months, i.e., the Shareholders will have the ability to demand up to two registrations per year. For purposes of clause (x) of Section 2.3(c), an incidental registration opportunity with respect to Common Stock will not serve to prevent the exercise of a demand registration right with respect to Additional Shares during the 90 day period referred to in such clause (x), provided, that the securities to be marketed and sold are limited to shares of
--------
preferred stock in the form of Additional Shares.

          (d) Clause (z) of Section 2.3(c) will be clarified to provide that the Company's ability to rely on such clause in order not to be required to effect a registration or file a post-effective amendment (as contemplated by the introduction to Section 2.3) will continue only so long as the Company continues in good faith to pursue the proposed filing and offer.

          (e) The last sentence of the first paragraph of Section 2.2 will provide that a demand registration may be invoked if it involves at least 2,500,000 shares or such lesser number of shares as would yield gross proceeds of not less than $50 million based on the average closing price of the Common Stock over the ten trading day period preceding the date of the demand. Comparable levels will be established if the shares to be registered and sold consist of Preferred Stock (with the gross proceeds based on liquidation preference). An appropriate conforming modification will be made to Section 4.4 as it applies to transferees of demand registration rights.

          (f) The second parenthetical in Section 2.4(j) will be modified to state that appropriate members of senior management of the Company will provide customary due diligence assistance and will participate in customary "road show" presentations in substantially the same manner as they would in a primary registered public offering by the Company of its Common Stock after taking into account reasonable business requirements of the Company in determining the scheduling and duration of the road show.

          (g) The non-Apollo/Blackstone-affiliated Shareholders will not have piggyback rights with respect to the first three demand registrations unless such registrations involve Additional Shares (or shares into which they are converted). If during such first three demand registrations, both TPG/Laidlaw equity and Additional Shares are included, the TPG/Laidlaw equity shall have priority in the case of underwriters cutbacks, with any Additional Shares being entitled to participate (subject to cutbacks) pro rata based on the Investors' relative holdings of Additional Shares (including for all purposes the shares into which they are converted). Piggyback rights will be available on a full pro rata basis with respect to the next six demand registrations.

          4.  Miscellaneous.  This letter agreement will be governed by, and
              -------------
construed and enforced in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles thereof. This letter agreement may not be amended except pursuant to an instrument in writing signed by each party hereto. This letter agreement may be executed in one or more counterparts, each of which will be deemed an original and all of which will constitute one and the same instrument.

          If the foregoing corresponds with your understanding of our agreement, kindly sign this letter agreement in the appropriate space below, and this letter agreement will become a binding agreement among the undersigned.

                              APOLLO INVESTMENT FUND III, L.P.
                              APOLLO OVERSEAS PARTNERS III, L.P.
                              APOLLO (U.K.) PARTNERS III, L.P.

                              By:  Apollo Advisors II, L.P.
                              By:  Apollo Capital Management II, Inc.

                              By:______________________________________

                              Title:____________________________________

                              BLACKSTONE CAPITAL PARTNERS II
                                MERCHANT BANKING FUND L.P.
                              BLACKSTONE OFFSHORE CAPITAL
                                PARTNERS II L.P.
                              BLACKSTONE FAMILY INVESTMENT
                                PARTNERSHIP II L.P.

                              By:  Blackstone Management Associates II L.L.C.

                              By:______________________________________
                              Title:  Senior Managing Director


                              APOLLO MANAGEMENT IV LP

                              By:______________________________________

                              Title:____________________________________


                              BLACKSTONE CAPITAL PARTNERS III
                              MERCHANT BANKING FUND L.P.

                              By:  Blackstone Management Associates III L.L.C.,
                                    its general partner

                              By:______________________________________
                              Title:  Member

Accepted and agreed to:

ALLIED WASTE INDUSTRIES, INC.

By:_____________________________
  Name:
  Title: